Exhibit (a)(1)(F)

FORM OF COMMUNICATION TO ELIGIBLE HOLDERS

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL OF ELECTION FORM

Date:	[__________], 2024

To:	[__________]

From:	Vincerx Pharma, Inc.

Re:	Confirmation of Receipt of Notice of Withdrawal of Election Form

This message confirms that we have received your Notice of Withdrawal of Election Form (the “Notice of Withdrawal”). This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed and timely received by us, you will have withdrawn all of the Eligible Options listed on the Notice of Withdrawal and you will have revoked your prior acceptance of our offer to exchange such Eligible Options. With respect to those Eligible Options listed on the Notice of Withdrawal, we will not exchange such awards for New RSUs and you will retain your Eligible Options previously tendered for exchange, on their current terms (including as amended by the Repricing).

If your Notice of Withdrawal is properly completed and signed, we will accept your rejection of the Exchange Offer. Your Eligible Options listed on the Notice of Withdrawal will remain outstanding after the Exchange Offer closes.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, the Election Form, or other documents relating to the Exchange Offer) to Gabriela Jairala by sending an email to gabriela.jairala@vincerx.com or by calling (650) 800-6676.

Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offer to Exchange Eligible Options for New Restricted Stock Units dated August 13, 2024.